UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA selected for the third time as a member of the Dow Jones Sustainability Emerging Markets Index

Mexico City, Mexico – September 17, 2015 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest public bottler of Coca-Cola products in the world, announced today that it has been selected for the third consecutive time as a member of the Dow Jones Sustainability Emerging Markets Index.

In September of 2013, Coca-Cola FEMSA was included for the first time as a member of the Dow Jones Sustainability Index for Emerging Markets. As one of the top-scoring companies in the beverage industry, it gained a membership in RobecoSAM’s 2015 “The Sustainability Yearbook”, the world’s most comprehensive publication on corporate sustainability. In January 2015, the Company was granted the Industry Mover award for its excellent performance in sustainability.

“Being selected for the third-time as a member of the Dow Jones Sustainability Indices recognizes our continuous efforts to simultaneously generate economic, social and environmental value in the communities where we operate. At Coca-Cola FEMSA we continue with our commitment to grow and reinforce our leadership as a sustainable business in the beverage industry” said John Santa María Otazua, Chief Executive Officer of Coca-Cola FEMSA.

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  About Coca-Cola FEMSA

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Fanta, Sprite, Del Valle, and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City, as well as southeast and northeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, the state of Paraná, part of the state of Goias, part of the state of Rio de Janeiro and part of the state of Minas Gerais), Argentina (federal capital of Buenos Aires and surrounding areas) and Philippines (nationwide), along with bottled water, juices, teas, isotonics, beer, and other beverages in some of these territories. The Company has 64 bottling facilities and serves more than 351 million consumers through more of 2,800,000 retailers with more than 120,000 employees worldwide.

September 17, 2015	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: September 17, 2015